SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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Name: Baseline CRE Income Fund

Address of Principal Business Office:

Baseline Partners, LLC

1819 E Southern Avenue, Suite B10

Mesa, AZ 85204

Telephone Number: 844-215-2544

Name and address of agent for service of process:

Baseline CRE Income Fund

1819 E Southern Avenue, Suite B10

Mesa, AZ 85204

With copies to:

George Raine

Ropes & Gray LLP

800 Boylston St.

Boston, MA 02199

Gregory Davis

Three Embarcadero Center

San Fransisco, CA 94111

Joshua Davis

1819 E Southern Avenue, Suite B10

Mesa, AZ 85204

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒ No ☐

SIGNATURES

A copy of the Agreement and Declaration of Trust of Baseline CRE Income Fund (the “Trust”) is on file with the Secretary of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Mesa and the State of Arizona on the 4th day of August, 2023.

Baseline CRE Income Fund

Attest:	/s/ Joshua Davis	By:	/s/ Patrick Cardon
	Name: Joshua Davis		Name: Patrick Cardon
	Title: Treasurer and Principal Financial Officer		Title: President and Principal Executive Officer